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[INVESCO AIM LOGO APPEARS HERE]
--Servicemark--

August 11, 2009

VIA EDGAR

Mr. James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: AIM Growth Series (AGS)
    CIK: 0000202032
    Accession Number: 0000950123-09-018088

Dear Mr. O'Connor:

     This letter responds to the Staff's comment regarding the inclusion of waivers attributable to investments in affiliated money market funds in the fee table included in the registration statement on Form N-14 for AIM Mid Cap Core Equity Fund (the "Fund"), a series portfolio of AIM Growth Series (the "Registrant"), which was filed on June 26, 2009 (the "Registration Statement").

Staff's Comment:

     Remove the "Fee Waiver" line item in the fee table of the proxy statement/prospectus included in the Registration Statement, which pertains to the fee waiver attributable to investments in affiliated money market funds. Also, remove the "Net Annual Fund Operating Expenses" line item in the fee table, which shows the impact of such waiver on the Fund's operating expenses.

Response:

     We commit to make the above requested change in post-effective amendment No.1 to the Registration Statement, which will be filed promptly after the Registration Statement is declared effective.

III. TANDY REPRESENTATION

Staff's Comment:

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with
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James O'Connor
August 11, 2009
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respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

     In connection with the response to the comment above, the Registrant acknowledges the following:

          - that the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

          - that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

          - that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 713.214.5770 if you have any further questions.

Very truly yours,


/s/ Melanie Ringold

Melanie Ringold